Exhibit 99.1

Press Release
For immediate publication

TELESYSTEM INTERNATIONAL WIRELESS FILES
SECONDARY OFFERING PRELIMINARY PROSPECTUS

Montréal, Canada, September 11, 2003 — Telesystem International Wireless Inc. (“TIW”) announces that it has filed today a preliminary short form prospectus with the securities regulatory authorities in Canada to qualify the sale of 12,960,128 Common Shares of TIW owned by Capital Communications CDPQ Inc. (“CDPQ”). The Common Shares are being sold by CDPQ on a bought deal basis pursuant to an underwriting agreement entered into today among BMO Nesbitt Burns Inc., TIW and CDPQ, at a price of CDN$6.40 per share, representing aggregate gross proceeds to CDPQ of CDN$82,944,819. TIW will not receive any proceeds from the sale of the Common Shares.

The Common Shares may not be sold nor may offers to buy be accepted prior to the time the prospectus becomes final. The closing is expected to take place on or about September 25, 2003.

The Common Shares offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer solicitation or sale would be unlawful.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.2 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

Investors:
Serge Dupuis
Telesystem International Wireless Inc.
(514) 673-8443
sdupuis@tiw.ca

Our web site address is: www.tiw.ca